UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	On January 8, 2020, the Company issued a press release, “Kitov Pharma Granted Additional 180-day Extension by Nasdaq to Comply with Bid Price Rule”, which is attached hereto as Exhibit 99.1.

2)	On January 8, 2020, the Company issued a press release, “Kitov Pharma Announces Closing of FameWave Acquisition”, which is attached hereto as Exhibit 99.2.

Following the closing of this acquisition, Kitov holds 100% of FameWave Ltd. as a wholly owned subsidiary. OrbiMed, Pontifax and Arkin Holdings now each hold approximately 11% of Kitov’s 30,485,588 issued and outstanding shares.

The securities of Kitov were issued to the selling shareholders in FameWave, and to the investors in the cash investment transaction, on a private placement basis pursuant to applicable exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities offered and issued have not been registered under the U.S. Securities Act or any U.S. state or Israeli securities laws, and may not be offered or sold in the United States or in Israel, or to, or for the account or benefit of, United States persons or persons in Israel absent registration or any applicable exemption from the registration and/or prospectus requirements of the U.S. Securities Act and applicable U.S. state and/or Israeli securities laws.

Exhibit 99.1	Press Release - Kitov Pharma Granted Additional 180-day Extension by Nasdaq to Comply with Bid Price Rule
Exhibit 99.2	Press Release - Kitov Pharma Announces Closing of FameWave Acquisition

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333- 333-235327).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

January 8, 2020	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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